One Franklin Parkway
San Mateo, CA 94403-1906
Tel 800.632.2350
www.franklintempleton.com

December 29, 2025

VIA EDGAR
David Manion
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-8626

Subject: Franklin Templeton Funds (the “Funds”) (as listed on the attached Appendix)

Dear Mr. Manion:

On behalf of the Funds, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on April 17, 2025, regarding filings made by the Funds with the SEC on Form N-CSR. References made to the Funds’ shareholder reports on Form N-CSR refer to the corresponding reporting periods reviewed by the Staff as listed on the Appendix. Each comment is summarized below, followed by the applicable Fund’s response to the comment.

1. Comment: With respect to Franklin Universal Trust’s annual shareholder report on Form N-CSR (the “FUT Report”), the Staff notes that certain marketplace loans listed on the Schedule of Investments have no value or are valued at a significantly small fraction of the principal amount (i.e., the par value). Please discuss whether such loans are in default and indicate in future financial statements when a loan held by the Fund is in default.

Response: Certain of such marketplace loans were delinquent on payment. With respect to the reporting cycle ended August 31, 2025, the Fund has identified on the Schedule of Investments any marketplace loans that are considered in default for purposes of U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

2. Comment: In the Schedule of Investments of the FUT Report, the Staff notes that certain marketplace loans appear to be impaired based on their disclosed valuation (i.e., 10% or less of their par value). The cost to collect such loans may be greater than their fair value. (For example, certain marketplace loans listed on the Schedule of Investments have a modest principal amount and are valued at less than 10% of that amount.) Please explain whether the costs to collect have been considered in the valuation of such marketplace loans. In addition, please indicate who would bear the costs of collecting these loans (e.g., the Fund or the servicing agent).

Response: The valuation of such marketplace loans (i.e., charged-off loans) reflected the recovery amount expected to be received by the Fund, which is net of the applicable collection cost. The recovery of unsecured charged-off loans are realized mainly through debt sales and collections made by the servicer. Given that the disclosed valuation of such loans is net of collection cost, the Fund is effectively bearing the cost of the collection.

3. Comment: With respect to the annual shareholder report of the Franklin California High Yield Municipal Fund series of Franklin Municipal Securities Trust, the Staff notes that such Fund is holding escrow certificates (i.e., securities representing interests in securities placed in an escrow account) with no disclosed cost. Please explain how these certificates were acquired by the Fund, the accounting treatment of such certificates, and how value was assigned. In connection with such discussion, please include specific references to U.S. GAAP.

Response: The escrow securities referenced in the annual shareholder report were acquired by the Fund pursuant to a restructuring plan and related agreements associated with the Fund’s participation as a bondholder in the court-supervised restructuring of the Puerto Rico Electric Power Authority (“PREPA”). These securities were not acquired via open-market purchases or direct investment. Instead, they represented the Fund’s right to reimbursement of documented legal and professional fees, subject to court approval and other specified conditions. The fair value of the escrow securities position was immaterial to the Fund.

Mr. Manion
December 29, 2025

Upon further review and analysis, the Fund has determined that the potential reimbursement associated with the escrow securities constituted a contingent claim rather than an investment security subject to valuation. In accordance with ASC Topic 450 (Contingencies), such a claim should not be recognized as an asset (i.e., a gain) until the contingency has been resolved and the realization has occurred or is virtually assured. Accordingly, the Fund has concluded that the escrow securities should not have been recorded as assets of the Fund and no fair value should have been assigned. As a result, the Fund has removed these positions from its accounting records (effective as of October 1, 2025) and has updated its internal procedures to ensure that similar items are evaluated and assessed under ASC Topic 450 in future reporting periods, as applicable.

We believe that we have responded fully to each of the Staff’s comments as set forth above. However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 916-463-1966, or, in his absence, Jeffrey White at 916-463-4396.

Very truly yours,

/s/CHRISTOPHER KINGS

Christopher Kings
Senior Vice President,
Global Fund Administration & Oversight
Franklin Templeton
On behalf of the Funds listed in the attached Appendix

Appendix

Funds and Fiscal Year Ends Reviewed by SEC Staff

Fund #	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
1	811-22641	Franklin Alternative Strategies Funds	S000042023	K2 Alternative Strategies Fund	5/31/2024
2	811-02605	Franklin U.S. Government Money Fund	S000006859	Franklin U.S. Government Money Fund	6/30/2024
3	811-04267	Institutional Fiduciary Trust	S000007358	Money Market Portfolio	6/30/2024
4	811-04356	Franklin California Tax Free Trust	S000006719	Franklin California Intermediate-Term Tax-Free Income Fund	6/30/2024
5	811-07038	Money Market Portfolios	S000007450	The U.S. Government Money Market Portfolio	6/30/2024
6	811-01700	Franklin Gold & Precious Metals Fund	S000006839	Franklin Gold & Precious Metals Fund	7/31/2024
7	811-10157	Franklin Global Trust	S000012347	Franklin Emerging Market Debt Opportunities Fund	7/31/2024
8	811-10157	Franklin Global Trust	S000022425	Franklin International Growth Fund	7/31/2024
9	811-02781	Templeton Funds	S000008745	Templeton World Fund	8/31/2024
10	811-02781	Templeton Funds	S000008746	Templeton Foreign Fund	8/31/2024
11	811-03143	Templeton Global Smaller Companies Fund	S000008758	Templeton Global Smaller Companies Fund	8/31/2024
12	811-04892	Templeton Growth Fund Inc	S000008759	Templeton Growth Fund, Inc.	8/31/2024
13	811-04985	Templeton Emerging Markets Fund	CEF0014434	Templeton Emerging Markets Fund	8/31/2024
14	811-05569	Franklin Universal Trust	CEF0014022	Franklin Universal Trust	8/31/2024
15	811-06243	Franklin Strategic Series	S000065648	Franklin Templeton SMACS: Series CH	8/31/2024
16	811-06243	Franklin Strategic Series	S000065649	Franklin Templeton SMACS: Series E	8/31/2024
17	811-06243	Franklin Strategic Series	S000065650	Franklin Templeton SMACS: Series H	8/31/2024
18	811-06243	Franklin Strategic Series	S000065651	Franklin Templeton SMACS: Series I	8/31/2024
19	811-08226	Templeton Global Investment Trust	S000068644	Franklin Templeton SMACS: Series EM	8/31/2024
20	811-00537	Franklin Custodian Funds	S000006754	FRANKLIN DYNATECH FUND	9/30/2024
21	811-00537	Franklin Custodian Funds	S000006755	Franklin Growth Fund	9/30/2024
22	811-00537	Franklin Custodian Funds	S000006756	Franklin Income Fund	9/30/2024
23	811-00537	Franklin Custodian Funds	S000006757	Franklin U.S. Government Securities Fund	9/30/2024
24	811-00537	Franklin Custodian Funds	S000006758	Franklin Utilities Fund	9/30/2024
25	811-04787	Franklin New York Tax Free Trust	S000006871	Franklin New York Intermediate-Term Tax-Free Income Fund	9/30/2024
26	811-04894	Franklin Managed Trust	S000006858	Franklin Rising Dividends Fund	9/30/2024
27	811-07288	Franklin Strategic Mortgage Portfolio	S000006875	Franklin Strategic Mortgage Portfolio	9/30/2024
28	811-06481	Franklin Municipal Securities Trust	S000006860	Franklin California High Yield Municipal Fund	2/29/2024